Exhibit 99.1

Inspira™ Announces 95% Accuracy Results for HYLA™ Blood Sensor, Planning FDA Submission for Clearance in 2024

RA’ANANA, Israel, December 26, 2023 – Inspira Technologies OXY BHN Ltd. (Nasdaq: IINN) (Nasdaq: IINNW) (the “Company” or “Inspira”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, today announced a significant advancement in its sensor technology by its team of experts. This breakthrough, in achieving 95% accuracy compared to standard blood gas analyzers, brings continuous and real-time blood monitoring capabilities compared to traditional blood gas analyzer systems used in hospitals that typically require intermittent blood draws. This advancement signals Inspira’s potential entry into the disposables market.

The development of the first HYLATM variant, key to this advancement, marks a significant step towards its submission under a 510(k) pathway with the U.S. Food & Drug Administration (“FDA”), which is expected in the second half of 2024. This sensor technology is designed to be integrated with the Company’s INSPIRA ART100 and was submitted to the FDA in September 2023, with clearance anticipated in the first half of 2024.

The HYLATM Blood Sensor line (the “Blood Sensor”) is set to transform intensive care unit (ICU) operations, offering continuous, real-time blood data collection and analysis. This enhances patient care with critical insights and alerts, with the aim to improve medical procedures and device efficiency.

Key features of the Blood Sensor include:

●	High Accuracy: Achieves 95% accuracy relative to standard blood gas analyzers;

●	Non-invasive: Eliminates the need for blood draws;

●	Durability: Built to handle ICU and operating room environments;

●	Versatility: Compatible with various medical procedures, including: the cardio pulmonary bypass, extracorporeal membrane oxygenation, continuous renal replacement therapy, and dialysis; and

●	Modular Design: Engineered to complement existing medical devices, targeting the two-million annual open-heart surgery patients globally.

In developing the HYLATM Blood Sensor line, Inspira utilizes in-house lab testing as well as hospital collaborations for the purpose of clinical research and development. This approach has enabled to define the Blood Sensor’s disposable materials and methods, with HYLA’s planned razor blade business model. While primarily designed for INSPIRA ART devices, plans are underway also to offer a variant of the Blood Sensor as a standalone device.

Dagi Ben-Noon, CEO of Inspira Technologies, commented: “With our sensor technology, we are not only enriching our INSPIRA ART device line but also forging a path into the disposables market, setting the stage for groundbreaking developments in healthcare.”

Inspira Technologies OXY BHN Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under US Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the Company’s vision to supersede traditional mechanical ventilators, the expected timeline for FDA submissions and potential FDA approvals of its devices, the expected benefits and accuracy of its devices and the belief that with this new sensor technology, it is not only enriching its ART device lineup but also forging a path into the disposables market, setting the stage for groundbreaking developments in healthcare. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

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